Exhibit 99.1

PRESS RELEASE
Brussels, 28 September 2016, 9.45 AM CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

ANHEUSER-BUSCH INBEV ANNOUNCES APPROVAL OF ITS SHAREHOLDERS FOR COMBINATION WITH SABMILLER

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) announces the results from today’s AB InBev General Meeting in connection with the proposed business combination between SABMiller plc (“SABMiller”) and AB InBev (the “Combination”). AB InBev shareholders expressed their support for the Combination by passing all resolutions that were proposed in connection with the Combination.

Commenting on the shareholder vote, Carlos Brito, CEO of AB InBev said: “We are pleased that our shareholders’ vote brings us one step closer to combining our companies, teams, strong heritage and passion for brewing. We are committed to driving long-term growth and creating value for all our stakeholders.”

AB InBev also announces that the combined group will retain the name Anheuser-Busch InBev SA/NV following completion of the Combination, and therefore Newbelco SA/NV (“Newbelco”) will be renamed accordingly.

Full details of all resolutions passed are set out in the convening notice to attend the AB InBev General Meeting that was published on 26 August 2016 and is available at www.ab-inbev.com.

Details of the votes cast on all of the resolutions can be found in the minutes of the meeting, a copy of which will be made available on www.ab-inbev.com and www.globalbrewer.com.

Should SABMiller shareholders approve the resolutions at the UK Scheme Court Meeting and the SABMiller General Meeting, and Newbelco shareholders approve the resolutions at the Newbelco General Meeting, all due to be held today, the Combination is expected to complete on 10 October 2016, subject to the satisfaction or waiver of certain conditions as set out in Part V of the UK Scheme Document.

The indicative timetable remains as announced on 26 August 2016 save that it is expected that the listing of the SABMiller Shares on the London Stock Exchange will be suspended at 7:30 a.m. on 5 October 2016, the SABMiller Shares will be delisted from the London Stock Exchange by 8.00 a.m. on 6 October 2016, the Applicable Rate will be announced at the opening of the markets in South Africa on 12 October 2016 and the expected date for the despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE system accounts for cash proceeds due under the Belgian Offer will be 13 October 2016.

The expected timetable of principal events is as follows:

Event	Time and/or date(1)

UK Scheme Court Meeting	9.00 a.m. on 28 September 2016

SABMiller General Meeting	9.15 a.m. on 28 September 2016(2)

Newbelco General Meeting	11.00 a.m. (Brussels time) on 28 September 2016

Last day to trade in SABMiller Shares on the South African Register	29 September 2016

PRESS RELEASE
Brussels, 28 September 2016, 9.45 AM CET

Suspension of listing of SABMiller Shares on the Johannesburg Stock Exchange	At start of day on 30 September 2016(3)

UK Scheme Court Sanction Hearing	4 October 2016(4)(5)

Last day of dealings in, and for registration of transfers of, and disablement in CREST of, SABMiller Shares on the UK Register	4 October 2016

UK Scheme Record Time	6.00 p.m. on 4 October 2016

Expected UK Scheme Effective Time	6.15 p.m. on 4 October 2016

Suspension of listing of SABMiller Shares on the London Stock Exchange	7.30 a.m. on 5 October 2016

Delisting of SABMiller Shares on the Johannesburg Stock Exchange	By 8.00 a.m. on 5 October 2016

Delisting of SABMiller Shares on the London Stock Exchange	By 8.00 a.m. on 6 October 2016

Capital Increase, issue of Initial Newbelco Shares to SABMiller Shareholders and the Re-registration	6 October 2016

Last day of trading in AB InBev Shares on the Johannesburg Stock Exchange	7 October 2016

Belgian Offer opens	8 a.m. (9 a.m. Brussels time) on 7 October 2016

Latest time for lodging, changing/amending the GREEN Form of Election or for making an Electronic Election	6 p.m. (7 p.m. Brussels time) on 7 October 2016(6)

Belgian Offer Closes	6 p.m. (7 p.m. Brussels time) on 7 October 2016

Reclassification and Consolidation	By 11 a.m. (12 p.m. Brussels time) on 8 October 2016

Suspension of listing of AB InBev Shares on the Johannesburg Stock Exchange	By 8 a.m. (South African standard time) on 10 October 2016

Last day of trading in AB InBev Shares on Euronext Brussels	10 October 2016

Suspension of trading of AB InBev Shares on the Mexico Stock Exchange	11 a.m. (Mexico time) on 10 October 2016

Belgian Merger (between AB InBev and Newbelco) becomes effective	7 p.m. (8 p.m. Brussels time) on 10 October 2016

Issue of New Ordinary Shares to AB InBev Shareholders and registration in Newbelco’s share register	On or around 7 p.m. (8 p.m. Brussels time) on 10 October 2016

Delisting of AB InBev Shares from Euronext Brussels and the Mexico Stock Exchange	Before opening of the respective markets on 11 October 2016

New Ordinary Shares listed and commencement of dealings

in the New Ordinary Shares on Euronext Brussels, the

Johannesburg Stock Exchange and the Mexico

Stock Exchange, and commencement of trading of Newbelco ADSs on the NYSE

At opening of the respective markets on 11 October 2016

PRESS RELEASE
Brussels, 28 September 2016, 9.45 AM CET

Announcement of the Applicable Rate	At opening of markets in South Africa on 12 October 2016

Expected and last date for despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE system accounts for cash proceeds due under the Belgian Offer	13 October 2016

Delisting of AB InBev Shares on the Johannesburg Stock Exchange	By 8 a.m. (South African standard time) on 13 October 2016

Long Stop Date	11 May 2017(7)

Notes:

(1) All times shown in the above timetable are London times unless otherwise stated. The dates and times given are indicative only and are based on AB InBev’s and SABMiller’s current expectations and may be subject to change. If any of the times and/or dates above change, AB InBev will give adequate notice of the revised times and/or dates by issuing a further press release and by making such press release available on AB InBev’s website www.abinbev.com and also at www.globalbrewer.com.

(2) To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the UK Scheme Court Meeting.

(3) SABMiller Shares on the South African Register cannot be rematerialized or dematerialized from the commencement of trade on 30 September 2016.

(4) Or, if later, not later than 30 Business Days after the satisfaction or waiver of all of the Conditions other than the Post Scheme Sanction Conditions and the Condition set out in paragraph (a)(iii) of Part (A) of Part V of the UK Scheme Document (or such later date as SABMiller and AB InBev may agree and the UK Court may allow). In such event, the events in this timetable which are scheduled to occur after the UK Scheme Court Sanction Hearing will be postponed accordingly.

(5) The precise timing of the UK Scheme Court Sanction Hearing will be set out on HM Courts & Tribunals Service’s website at www.justice.gov.uk/courts/court-lists one business day in advance.

(6) As at the close of trading on the last day of dealings in SABMiller Shares prior to the UK Scheme Effective Time, there may be unsettled, open trades for the sale and purchase of SABMiller Shares within the CREST system. The SABMiller Shares that are the subject of such unsettled trades will be treated under the UK Scheme in the same way as any other SABMiller Share registered in the name of the relevant seller under that trade. Consequently, SABMiller Shareholders on the SABMiller Register at the UK Scheme Record Time with SABMiller Shares linked to an election for the Partial Share Alternative will receive the Initial Newbelco Shares in accordance with the terms of the UK Scheme. PLEASE NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY UNSETTLED TRADES DUE TO THE RESTRICTIONS ON THE TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES, AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THE UK SCHEME DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, SABMILLER SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE IN THE CREST SYSTEM.

(7) This is the latest date by which the Transaction must become effective unless SABMiller and AB InBev agree, and (if required) the UK Court and the Panel allow, a later date.

Defined terms used but not defined in this announcement have the meanings set out in the scheme document published by SABMiller on 26 August 2016.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

PRESS RELEASE
Brussels, 28 September 2016, 9.45 AM CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

AB InBev Communications Adviser – Brunswick

Steve Lipin (Brunswick Group US)

Tel: +1 212 333 3810

E-mail: slipin@brunswickgroup.com

Katie Ioanilli (Brunswick Group UK)

Tel: +44 20 7404 5959

E-mail: kioanilli@brunswickgroup.com

European Shareholder Helpline – Georgeson

Free phone number 00800 3814 3814

Toll number +44 (0)117 3785 209

PRESS RELEASE
Brussels, 28 September 2016, 9.45 AM CET

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016, the principal risks described on pages 16 to 17 of SABMiller’s Annual Report and Accounts for the year ended 31 March 2016 and the risks described under “Risk Factors” of Newbelco’s Registration Statement on Form F-4, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, Newbelco’s Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Any forward-

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looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus has been mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement on Form F-4 filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.